Exhibit 99.1

ERMENEGILDO ZEGNA GROUP ANNOUNCES PUBLICATION OF THE CONVOCATION NOTICE FOR ITS 2024 ANNUAL GENERAL MEETING

May 21, 2024 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced the publication of the convocation notice for its Annual General Meeting (“AGM”), which will be held on Wednesday, June 26, 2024 at 2:00 p.m. CEST at the Steigenberger Airport Hotel Amsterdam, Stationsplein ZW 951, 1117 CE Schiphol-Oost, the Netherlands.

The convocation notice, explanatory notes, and other AGM materials, which include Ermenegildo Zegna’s 2023 statutory audited financial statements, are available under the relevant section of Ermenegildo Zegna Group’s corporate website at https://www.zegnagroup.com/en/corporate-governance/general-meetings/. Shareholders may request a physical copy of the Company’s 2023 statutory audited financial statements, free of charge, through the contacts below.

In addition, as communicated on April 5, 2024, the Company’s Board of Directors intends to recommend to shareholders a distribution from retained earnings with respect to the financial year 2023 of €0.12 per ordinary share, resulting in a total distribution of approximately €30 million1.

The distribution will be paid in US dollars based on an exchange rate that will be published on the Group’s website (https://www.zegnagroup.com/en/corporategovernance/general-meetings/) the day following the AGM. The distribution will be subject to approval by shareholders at the AGM. If the shareholders approve the proposed dividend distribution, the ex-date and the record dates will be July 5, 2024, and the payment date July 30, 2024. Key dividend information and important notice on dividend taxation will be made available on June 28, 2024 under the Stock Info section of Group’s corporate website at https://ir.zegnagroup.com.

Thom Browne Inc. Put Agreement

On May 17, 2024, Mr. Thom Browne notified the Company of the exercise of his right, pursuant to the Put Agreement dated as of August 25, 2018, as amended as of May 13, 2021 (the “Put Agreement”), to sell 112.9483 shares of common stock of Thom Browne Inc. representing 2.05% of the total shares of Thom Browne Inc. The sale will occur in accordance with the terms of the Put Agreement. The total consideration, which will be determined in accordance with the Put Agreement, is expected to be approximately $25 million. Following completion of the transaction, the Group will hold approximately 92% of Thom Browne Inc. Pursuant to the Put Agreement, Mr. Thom Browne has the right to sell to the Company his remaining approximate 8% interest in Thom Browne Inc. on the terms and subject to the conditions set forth in the Put Agreement.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,000 employees and recorded revenues of €1.9 billion in 2023.

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Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com
1 Based on 250,310,263 issued and outstanding Ordinary Shares at December 31, 2023.
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